UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

BECKMAN COULTER, INC.

(Name of Subject Company)

DJANET ACQUISITION CORP.

DANAHER CORPORATION

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

075811109

(Cusip Number of Class of Securities)

Jonathan P. Graham

Senior Vice President - General Counsel

James F. O’Reilly

Associate General Counsel and Secretary

2099 Pennsylvania Avenue, N.W., 12th Floor

Washington, D.C. 20006-1813

(202) 828-0850

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Trevor S. Norwitz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019-6150

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,540,586,458.22	$759,362.09

*	Estimated solely for purposes of calculating the amount of the filing fee. This amount is based on the offer to purchase all 78,330,377 outstanding shares of common stock of Beckman Coulter, Inc. (“Beckman Coulter”), calculated on a fully diluted basis per information provided by Beckman Coulter, at a purchase price of $83.50 cash per share, as of February 11, 2011, the most recent practicable date.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00011610.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$759,362.09.	Filing Party:	Danaher Corporation and Djanet Acquisition Corp.
Form or Registration No.:	Schedule TO.	Date Filed:	February 15, 2011.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2011, and is filed by (i) Djanet Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), and (ii) Danaher. The Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Beckman Coulter, Inc., a Delaware corporation (“Beckman Coulter”), at a price of $83.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 15, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11.	Additional Information

(a)(5) Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 16—“ Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by inserting the following three paragraphs as the second, third and fourth paragraphs of the subsection captioned “General”:

On February 18, 2011, City of Royal Oak Retirement System filed a Class Action Complaint for Breach of Fiduciary Duties in the Superior Court of the State of California, County of Orange, purportedly on behalf of the stockholders of Beckman Coulter, against Beckman Coulter, Beckman Coulter’s directors and Danaher, alleging, among other things, that Beckman Coulter’s directors, aided and abetted by Beckman Coulter and Danaher, breached their fiduciary duties owed to Beckman Coulter stockholders in connection with the proposed acquisition of Beckman Coulter by Danaher. The complaint seeks, among other things, to enjoin the defendants from completing the acquisition as currently contemplated. Danaher intends to take all appropriate actions to defend against the lawsuit.

On February 23, 2011, Yuri Levin filed a Verified Class Action Complaint in the Chancery Court of the State of Delaware, purportedly on behalf of the stockholders of Beckman Coulter, against Beckman Coulter, Beckman Coulter’s directors, Danaher, and Purchaser, alleging, among other things, that Beckman Coulter’s directors, aided and abetted by Beckman Coulter, Danaher and Purchaser, breached their fiduciary duties owed to Beckman Coulter stockholders in connection with the proposed acquisition of Beckman Coulter by Danaher. The complaint seeks, among other things, to enjoin the defendants from completing the acquisition as currently contemplated. Danaher intends to take all appropriate actions to defend against the lawsuit.

On February 25, 2011, Astor Bk Realty Trust filed a Class Action Complaint in the United States District Court for the Central District of California, purportedly on behalf of the stockholders of Beckman Coulter, against Beckman Coulter, Beckman Coulter’s directors, Danaher and Purchaser, alleging, among other things, that Beckman Coulter’s directors, aided and abetted by Beckman Coulter, Danaher and Purchaser, breached their fiduciary duties owed to Beckman Coulter stockholders in connection with the proposed acquisition of Beckman Coulter by Danaher. The complaint further alleges that all defendants violated federal securities laws in connection with the filing of Beckman Coulter’s Schedule 14D-9 Recommendation Statement. The complaint seeks, among other things, to enjoin the defendants from completing the acquisition as currently contemplated. Danaher intends to take all appropriate actions to defend the lawsuit.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 2, 2011

Djanet Acquisition Corp.

By:	/s/ Daniel L. Comas
Name: Daniel L. Comas
Title: President

Danaher Corporation

By:	/s/ Daniel L. Comas
Name: Daniel L. Comas
Title: Executive Vice President and Chief Financial Officer